Maxima Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074

April 10, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Maxima Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 3, 2014
File No. 333-193500

Dear: Larry Spirgel

In response to your letter dated March 11, 2014 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 1

Please note that in comment 3 in our prior letter dated February 11, 2014 we were referring to the statement at the top of the Prospectus Summary section that the "following summary is not complete." Please revise to delete this statement

Response: We have deleted statement.

PLAN OF OPERATION, PAGE 20

COMMENT: 2

We note that you have changed the respective minimum and maximum amounts of "net proceeds," to $25,000 and $100,000 (see references on page 21). However, these amounts appear to be gross proceeds, before deducting the offering expenses of $9700. Please revise.

Response: The offering expenses will have been paid at the time we will raise funds and will not be taken out from the proceeds. The ongoing yearly expenses to stay compliant with the SEC reporting obligations are included in the "General and Administrative" section.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Germans Salihovs
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Germans Salihovs